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UNITED STATES
SECURITIES AND EXCHANGE COMMISS
Washington, D.C. 20549

SEC Mail Processing Section
FEB 25 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67509

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2010 (MM/DD/YY) AND ENDING December 31, 2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Teneca, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6385 Old Shady Oak Road, Suite 270
(No. and Street)

Minneapolis	Minnesota	55344
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Roger Jones (952) 345-0304
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lurie Besikof Lapidus & Company, LLP
(Name – *if individual, state last, first, middle name*)

2501 Wayzata Boulevard	Minneapolis	Minnesota	55405
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Roger Jones, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Teneca, LLC, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Susan Jeanette Hedtke
NOTARY PUBLIC
STATE OF MINNESOTA
My Commission Expires 1-31-2014

Signature

Partner

Title

Susan Jeanette Hedtke

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Report on internal control required by SEC Rule 17a-5 for a broker-dealer claiming an exemption from SEC Rule 15c3-3.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

Lurie Besikof Lapidus
& Company, LLP

INDEPENDENT AUDITOR'S REPORT

Board of Managers and Members
Teneca, LLC
Minneapolis, Minnesota

We have audited the accompanying statement of financial condition of Teneca, LLC as of December 31, 2010, and the related statements of operations, changes in members' equity, changes in liabilities subordinated to claims of creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Teneca, LLC as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 23, 2011

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

TENECA, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

CASH	$ 20,847
ACCOUNTS RECEIVABLE	6,367
PREPAID EXPENSES	39
DEPOSIT	4,756
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $16,209	5,009
	$ 37,018

LIABILITIES AND MEMBERS' EQUITY

ACCRUED EXPENSES	$ 10,132
SUBORDINATED NOTE	10,000
MEMBERS' EQUITY	16,886
	$ 37,018

See notes to financial statements.

TENECA, LLC

STATEMENT OF OPERATIONS
Year Ended December 31, 2010

REVENUE		
Investment banking fees		$ 340,000
Interest income		9
		340,009
OPERATING EXPENSES		
Employee compensation and benefits	$ 241,376	
Occupancy	57,766	
Licenses and permits	35,285	
Depreciation	2,776	
Communications and promotion	6,100	
Professional services	39,258	
Interest expense	804	
Other expense	1,470	384,835
NET LOSS		$ (44,826)

See notes to financial statements.

TENECA, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2010

	Members' Equity
BALANCE – DECEMBER 31, 2009	$ 61,712
Net loss	(44,826)
BALANCE – DECEMBER 31, 2010	$ 16,886

See notes to financial statements.

TENECA, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
Year Ended December 31, 2010

BALANCE – DECEMBER 31, 2009	$ 10,000
Proceeds (payments)	-
BALANCE – DECEMBER 31, 2010	$ 10,000

See notes to financial statements.

TENECA, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2010

OPERATING ACTIVITIES		
Net loss		$ (44,826)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	$ 2,776	
Loss on disposal of assets	103	
Changes in operating assets and liabilities:		
Accounts receivable	(6,367)	
Prepaid expenses	101	
Accrued expenses	4,214	827
Net cash used by operating activities and net decrease in cash		(43,999)
CASH		
Beginning of year		64,846
End of year		$ 20,847

See notes to financial statements.

TENECA, LLC

NOTES TO FINANCIAL STATEMENTS

1. Description of Business and Summary of Significant Accounting Policies –

Description of Business

Teneca, LLC (Company) is a registered securities broker-dealer that engages primarily in investment banking, mergers and acquisitions advisory services, and debt and equity placements. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Delaware Limited Liability Company which was organized on September 29, 2006. The Company does not have a fully disclosed clearing arrangement with any other broker-dealer and holds no customer funds or securities.

Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect certain reported amounts and disclosures in the financial statements and accompanying notes. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable represents an amount due under an executed agreement for a client retainer fee. Management anticipates the receivable balance is fully collectible; therefore, no reserve for doubtful accounts was established at December 31, 2010.

Property and Equipment

Property and equipment is recorded at cost less accumulated depreciation. Depreciation is calculated using the straight-line and accelerated methods over the estimated useful life of the assets.

Revenue Recognition

Investment banking fees are earned from providing private placement, merger and acquisition, divesture, and financial advisory services. These fees are recognized when the related services are completed and the income is reasonably determinable.

Income Taxes

Income or loss of the Company is allocated to the members for income tax purposes. Therefore, no provision for income taxes is presented in these financial statements.

2. Net Capital Requirements –

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1 (and the rule of "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and the related net capital ratio fluctuate on a daily basis; however, at December 31, 2010, net capital was $10,715, which exceeded the minimum capital requirement by $5,715. Aggregate indebtedness was $10,132 at December 31, 2010, resulting in a ratio of aggregated indebtedness to net capital of .95 to 1.

TENECA, LLC

NOTES TO FINANCIAL STATEMENTS

2. Net Capital Requirements – (Continued)

The Company operates under the provisions of paragraphs (k)(2)(i) of Rule 15c-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provision of the Rule.

3. Subordinated Note –

The note is due to a member, is subordinated to the claims of any general creditors, bears interest at 8% annually, and is due May 30, 2012. Interest expense on this note is $800.

4. Lease Commitments –

The Company leases office space under an operating lease which expires in February 2013. The lease required a $4,756 security deposit. The Company also leases office equipment for $414 each month under an operating lease expiring in March 2011. Rent expense, including operating expenses and real estate taxes was $49,731 for 2010. The Company received a rent abatement of approximately $12,000, effective January through June 2011. Future minimum lease payments under the above operating leases, including the rent abatement, are as follows:

Year	Amount
2011	$ 16,700
2012	28,200
2013	4,700
	$ 49,600

5. Concentrations –

During 2010, two customers individually comprised approximately 76% and 24%, respectively of investment banking fees earned.

6. Subsequent Events –

Management has evaluated subsequent events through February 23, 2011, the date at which the financial statements were available to be issued.

Lurie Besikof Lapidus
& Company, LLP

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Managers and Members
Teneca, LLC
Minneapolis, Minnesota

We have audited the accompanying financial statements of Teneca, LLC as of and for the year ended December 31, 2010, and have issued our report thereon dated February 23, 2011. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 23, 2011

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

TENECA, LLC

COMPUTATION OF NET CAPITAL
December 31, 2010

NET CAPITAL		
Members' equity		$ 16,886
Addback subordinated note		10,000
Nonallowable assets:		
Accounts receivable	$ 6,367	
Prepaid expenses and deposits	4,795	
Property and equipment, net	5,009	(16,171)
NET CAPITAL		$ 10,715
BASIC NET CAPITAL REQUIREMENTS		
Net capital		$ 10,715
Minimum net capital required (6-2/3% of aggregate indebtedness or $5,000, whichever is greater)		5,000
Excess net capital		$ 5,715
AGGREGATE INDEBTEDNESS		$ 10,132
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.95 to 1
RECONCILING ITEMS TO THE COMPANY'S COMPUTATION INCLUDED IN PART II OF FORM X-17a-5 AS OF DECEMBER 31, 2010		
Net capital as reported by the Company		$ 10,715
Rounding		-
Net capital		$ 10,715

See independent auditor's report on supplementary information.

Lurie Besikof Lapidus
& Company, LLP

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Managers and Members
Teneca, LLC
Minneapolis, Minnesota

In planning and performing our audit of the financial statements of Teneca, LLC (Company) as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

phone 612.377.4404
fax 612.377.1325
address 2501 Wayzata Boulevard
Minneapolis, MN 55405
website www.lblco.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Managers, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lurie Besikof Lapidus & Company, LLP

Lurie Besikof Lapidus & Company, LLP

February 23, 2011

TENECA, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

December 31, 2010